Exhibit 99.1

Critical Metals Corp.’s Tanbreez Valued at $3 Billion With IRR of 180% and Significant Additional Upside Potential

Preliminary Economic Assessment reveals 1% of the world-class Tanbreez Project’s 4.7 billion metric ton host rock in Southern Greenland has an NPV of $3 billion

NEW YORK, March 31, 2025 (GLOBE NEWSWIRE) -- Critical Metals Corp. (Nasdaq: CRML) (“Critical Metals Corp” or the “Company”), a leading mining development company, today announced that the Company has released an independent Preliminary Economic Assessment (“PEA”) on the Tanbreez Project in Southern Greenland, one of the largest rare earth deposits in the world with a 4.7 billion metric ton mineralized kakortokite unit. The full PEA report, which is a key study for advancing the development strategy for the Tanbreez Project, can be viewed by visiting: https://www.criticalmetalscorp.com/projects/project-tanbreez. Agricola Mining Consultants Pty Ltd conducted the PEA.

The results of the PEA demonstrate that the Tanbreez Project is expected to have a Net Present Value (NPV) of approximately US$3 Billion (approximately US$2.8 Billion to 3.6 Billion at discount rates of 15% and 12.5%, respectively, before tax), with an Internal Rate of Return (IRR) of approximately 180%. The NPV was calculated based off an initial Mineral Resource Estimate (MRE) of 44.97 million metric tons of rare earth materials (indicated and inferred resources), which is approximately 1% of the 4.7 billion metric ton host rock. On March 12, 2025, Critical Metals Corp released its technical report on the Tanbreez Project in compliance with Regulation S-K 1300.

Key Highlights:

●	Phased Growth Strategy: Initial production ~85,000 tpa REO; scalable to ~425,000 tpa with modular expansion.

●	Permitted & ESG-Aligned: Granted exploitation license; low radioactivity and minimal environmental footprint.

●	Strategic Location: Coastal site with deep-water fjord access and proximity to existing infrastructure.

●	Western Supply Chain Partner: Positioned as a long-term supplier to US/EU critical mineral and defense sectors.

●	Large-Scale HREE Project: Robust Resource Base of 45 Mt @ 0.40% TREO with 27% HREE (Dy, Tb, Y); resource open laterally and at depth.

●	Fully Permitted: Mining license granted through to 2050; low radioactivity mineralization and ESG-aligned development path.

●	Modular Processing: Dry beneficiation to concentrate; hydrometallurgical refining planned in the US or EU.

●	Logistical Advantage: Fjord-side location with year-round deep-water access; proximity to existing infrastructure.

●	Strategic Supply Source: One of the few Western-aligned HREE sources; potential supply partner for US/EU critical materials strategy.

●	Low Capex to commence mining.

●	Two easily separated by products available for sale (feldspar and alflarsenite).

●	Only 3% waste material.

“The release of the PEA for Tanbreez confirms the exceptional economic credentials of the project and fast tracks the development strategy for this game-changing rare earth deposit," said Tony Sage, CEO and Chairman of Critical Metals Corp. “With significant macroeconomic tailwinds and global policy initiatives, including the U.S.’s recent executive order to tap the Department of Defense to expand the production of rare earths, the Tanbreez Project is expected to play an essential role in supporting an integrated Western supply chain. As this PEA was only based on a fraction of the total resource potential at Tanbreez, Critical Metals Corp believes that more drilling can unlock enormous upside potential for Western stakeholders producing defense applications and other next-generation technologies, and can substantially increase the Tanbreez Project’s NPV.”

As Critical Metals Corp continues to progress its verification work and garner key findings from third-party reports, the Company expects to conduct additional drilling campaigns. Critical Metals Corp expects to complete a definitive feasibility study for the Tanbreez Project by the end of 2025.

Critical Metals Corp currently has a 42% equity interest in Tanbreez. Critical Metals Corp plans to invest $10 million in exploration expense in Tanbreez by the end of 2025. Once the investment is completed, the Company will have the option to acquire an additional 50.5% equity interest, which would bring Critical Metal Corp’s aggregate ownership in Tanbreez to 92.5% at such time, by issuing additional ordinary shares to Tanbreez’s current majority owner having a value equal to $116 million at such time.

About Critical Metals Corp.

Critical Metals Corp (Nasdaq: CRML) is a leading mining development company focused on critical metals and minerals, and producing strategic products essential to electrification and next generation technologies for Europe and its western world partners. Its flagship Project, Tanbreez, is one of the world's largest rare earth deposits and is located in Southern Greenland. The deposit is expected to have access to key transportation outlets as the area features year-round direct shipping access via deep water fjords that lead directly to the North Atlantic Ocean.

Another key asset is the Wolfsberg Lithium Project located in Carinthia, 270 km south of Vienna, Austria. The Wolfsberg Lithium Project is the first fully permitted mine in Europe and is strategically located with access to established road and rail infrastructure and is expected to be the next major producer of key lithium products to support the European market. Wolfsberg is well positioned with offtake and downstream partners to become a unique and valuable asset in an expanding geostrategic critical metals portfolio.

With this strategic asset portfolio, Critical Metals Corp is positioned to become a reliable and sustainable supplier of critical minerals essential for defense applications, clean energy transition, and next-generation technologies in the western world.

For more information, please visit https://criticalmetalscorp.com/.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the net present value and the economic viability of the Tanbreez Project, as well as the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission . These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Critical Metals Corp.

Investor Relations: ir@criticalmetalscorp.com

Media: pr@criticalmetalscorp.com

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